Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-170872

AMENDMENT NO.1 TO THE PROSPECTUS SUPPLEMENT DATED JANUARY 7, 2011.
(To the Amended and Restated Short Form Base Shelf Prospectus dated November 30, 2010, which amends and restates the short form base shelf prospectus dated September 16, 2009)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This amendment, together with the prospectus supplement dated January 7, 2011, and the accompanying amended and restated short form base shelf prospectus dated November 30, 2010 to which it relates, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution" in the amended and restated prospectus supplement.

Information has been incorporated by reference in this amendment, the prospectus supplement, and the accompanying amended and restated short form base shelf prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated by reference in this amendment, the prospectus supplement and the short form base shelf prospectus may be obtained on request without charge from Vice-President, Finance and Administration of YM BioSciences Inc. at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

New Issue	March 16, 2011

Up to 7,750,000 Common Shares

Our prospectus supplement (the “prospectus supplement”) dated January 7, 2011 is hereby amended (the prospectus supplement as so amended, the “amended prospectus supplement”) by deleting the second paragraph under the heading “Plan of Distribution” and replacing it with the following paragraph:

“To compensate CF&Co for their services in acting as agent or as principal in the sale of common shares, we will pay a cash commission of up to but not exceeding 5.0% of the first aggregate gross proceeds of $5 million from sales made pursuant to the sales agreement. Thereafter we will pay a commission equal to 3.0% of any  subsequent gross proceeds. We estimate that the total expenses that we will incur for the offering (including fees payable to stock exchanges, securities regulatory authorities and our counsel and our auditors, but excluding compensation payable to CF&Co under the terms of the sales agreement) will be approximately $175,000.  In addition, pursuant to the sales agreement, we agreed to pay, within 30 days of the delivery of an invoice in reasonable detail any incidental fees and expenses incurred by CF&Co., not to exceed US$50,000 in the aggregate. In May 2010, we paid US$50,000 to CF&CO. representing such incidential fees and expenses.”

See “Plan of Distribution” beginning on page S-12 of the prospectus supplement for more information regarding these arrangements.

Terms used in this amended prospectus supplement that are not otherwise defined have the definition ascribed to those terms in the prospectus supplement. The prospectus supplement is not amended except to the extent amended by this amended prospectus supplement and, accordingly, the prospectus supplement and this amended prospectus supplement should be read together as one document.

Unless the context requires otherwise, “we” and “our” refer to YM BioSciences Inc. and its subsidiaries through which it operates.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS DETERMINED IF THIS AMENDED PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this  amended prospectus supplement, the prospectus supplement and the accompanying amended and restated short form base shelf prospectus dated November 30, 2010 (the “base shelf prospectus”) in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this amended prospectus supplement, the prospectus supplement and the accompanying base shelf prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies. Additionally, financial statements of Cytopia Limited (now YM BioSciences Australia Pty Ltd.) contained in our business acquisition report dated February 12, 2010 and incorporated by reference in this amended prospectus supplement, the prospectus supplement and the accompanying base shelf prospectus were prepared in accordance with Australian accounting standards which include Australian equivalents to International Financial Reporting Standards and were subject to Australian auditing and auditor independence standards and such financial statements may not be comparable to the financial statements of Canadian companies or US companies.

Purchasing our common shares may subject you to tax consequences both in the United States and Canada. For more information concerning these tax consequences you should read the tax discussion in the prospectus supplement and the accomplanying base shelf prospectus fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under US federal securities laws may be affected adversely because we are continued under the laws of Nova Scotia, Canada, a majority of our directors are not US residents and a majority of our officers and certain of the experts named in the prospectus supplement and the accompanying base-shelf prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

PROSPECTUS SUPPLEMENT
(To the Amended and Restated Short Form Base Shelf Prospectus dated November 30, 2010, which amends and restates the short form base shelf prospectus dated September 16, 2009)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated November 30, 2010 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated by reference in this  prospectus supplement and the short form base shelf prospectus may be obtained on request without charge from Vice-President, Finance and Administration of YM BioSciences Inc. at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

New Issue	January 7, 2011

Up to 7,750,000 Common Shares

We are hereby qualifying for distribution up to 7,750,000 common shares of YM BioSciences Inc. We have entered into a controlled equity offering sales agreement dated as of April 23, 2010, as amended on January 7, 2011 (the “sales agreement”), with Cantor Fitzgerald & Co. (“CF&Co”), relating to common shares offered by this prospectus supplement and the accompanying short form base shelf prospectus dated November 30, 2010 (the “prospectus”).  In accordance with the sales agreement, and except as noted below, we may distribute up to 7,750,000 common shares through CF&Co, as our agent or as principal for the distribution of the common shares.  See “Plan of Distribution” beginning on page S-12 of this prospectus supplement for more information regarding these arrangements.

Our business and an investment in our common shares involve significant risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and on page 7 of the accompanying prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this  prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies. Additionally, financial statements of Cytopia Limited (now YM BioSciences Australia Pty Ltd.) contained in our business acquisition report dated February 12, 2010 and incorporated by reference in this prospectus supplement and the accompanying prospectus were prepared in accordance with Australian accounting standards which include Australian equivalents to International Financial Reporting Standards and were subject to Australian auditing and auditor independence standards and such financial statements may not be comparable to the financial statements of Canadian companies or US companies.

Purchasing our common shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying prospectus fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under US federal securities laws may be affected adversely because we are continued under the laws of Nova Scotia, Canada, a majority of our directors are not US residents and a majority of our officers and certain of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

CF&Co will receive a cash fee of up to but not exceeding 5.0% of the first aggregate gross proceeds of $5 million and thereafter 3.0% of the gross proceeds realized from the sale of our common shares for services rendered in connection with the offering.  See “Plan of Distribution”.

We estimate the total expenses of this offering, excluding CF&Co’s fee, will be approximately $175,000.

No underwriter or dealer involved in this offering, no affiliate of such an underwriter or dealer, and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, common shares with the offering or effect any other transactions that we intended to stabilize or maintain the market price of the common shares.

Our common shares are listed on the NYSE Amex under the symbol “YMI” and on the Toronto Stock Exchange under the symbol “YM”.  On January 6, 2011, the last reported sale price of our common shares on the NYSE Amex was $2.64 per share and C$2.64 per share on the TSX.  The NYSE Amex has authorized, upon official notice of issuance, the listing of the common shares offered hereunder. The TSX has approved the listing of the common shares offered by this prospectus supplement.

Sales of common shares, if any, under this prospectus supplement and the accompanying prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE Amex or other existing trading markets for the common shares in the United States.  The common shares will be distributed at market prices prevailing at the time of the sale of such common shares.  As a result, prices may vary as between purchasers and during the period of distribution.

TABLE OF CONTENTS

Prospectus Supplement

IMPORTANT NOTICE	ii
EXCHANGE RATE INFORMATION	ii
ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
ENFORCEMENT OF CIVIL LIABILITIES	S-1
FORWARD-LOOKING STATEMENTS	S-2
DOCUMENTS INCORPORATED BY REFERENCE	S-4
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-5
RECENT DEVELOPMENTS	S-7
RISK FACTORS	S-8
TRADING PRICE AND VOLUME	S-19
PRIOR SALES	S-19
USE OF PROCEEDS	S-20
DETAILS OF THE OFFERING	S-20
PLAN OF DISTRIBUTION	S-21
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-22
WHERE YOU CAN FIND MORE INFORMATION	S-29
LEGAL MATTERS	S-29

Prospectus dated November 30, 2010

EXCHANGE RATES	1
PRESENTATION OF FINANCIAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
ADDITIONAL INFORMATION	3
ENFORCEABILITY OF CIVIL LIABILITIES	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
RISK FACTORS	7
PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS	18
USE OF PROCEEDS	19
DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION	19
DESCRIPTION OF WARRANTS	20
DESCRIPTION OF UNITS	21
PLAN OF DISTRIBUTION	21
CERTAIN INCOME TAX CONSIDERATIONS	22
AUDITORS	22
LEGAL MATTERS	22
TRANSFER AGENT AND REGISTRAR	23
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	23

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding YM BioSciences Inc. contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus.  Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about YM BioSciences Inc. to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated By Reference” and “Where You Can Find More Information”.

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus.  If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

EXCHANGE RATE INFORMATION

In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in US dollars.  All references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.  In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange of the Bank of Canada on January 6, 2011.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in US dollars, in effect at the end of the periods indicated; (ii) the average rates of exchange in effect during such periods; (iii) the high rates of exchange in effect during such periods; and (iv) the low rates of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to US dollars as reported by the Bank of Canada.

				Three Months	Three Months
	Years Ended June 30,			Ended September	Ended September
	2008	2009	2010	30, 2009	30, 2010
Low	$0.9298	$0.7692	$0.8580	$0.8580	$0.9381
High	$1.0905	$0.9984	$1.0039	$0.9422	$0.9844
Average	$0.9897	$0.8575	$0.9475	$0.9108	$0.9624
End	$0.9817	$0.8602	$0.9429	$0.9327	$0.9711

On January 6, 2011, the inverse of the noon exchange rate quoted by the Bank of Canada for Canadian dollars was C$1.00 = $0.9954.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. The shelf registration statement was declared effective by the SEC on December 1, 2010. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

In this prospectus supplement unless the context requires otherwise, “YM”, “we”,” us” and “our” refer to YM BioSciences Inc. and its subsidiaries through which it operates.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“US GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus supplement and in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus may not be comparable to consolidated financial statements prepared in accordance with US GAAP. You should refer to Note 18 of our consolidated financial statements for the fiscal year ended June 30, 2010 and Note 11 to our unaudited consolidated financial statements as at and for the three months ended September 30, 2010, each of which are incorporated by reference into this prospectus supplement, for a discussion of the principal differences between our financial results determined under Canadian GAAP and under US GAAP. See “Documents Incorporated by Reference”. Additionally, financial statements of Cytopia Limited  contained in our business acquisition report dated February 12, 2010 and incorporated by reference in this prospectus supplement and the accompanying prospectus were prepared in accordance with Australian accounting standards which include Australian equivalents to International Financial Reporting Standards (“AIFRS”) and were subject to Australian auditing and auditor independence standards and such financial statements may not be comparable to the financial statements of Canadian companies or US companies. You should refer to Notes 28 and 29 of the consolidated balance sheets of Cytopia Limited as at June 30, 2009 and 2008 and the related statements of income, changes in equity and cash flows for each of the years then ended for a discussion of the principal differences between financial results determined under (i) Canadian GAAP and AIFRS; and (ii) US GAAP and AIFRS. For the unaudited interim financial statements of Cytopia Limited as at and for each of the six months ended December 31, 2009 and 2008, you should refer to Notes 9 and 10 of such financial statements for a discussion of the principal differences between financial results determined under (i) Canadian GAAP and AIFRS; and (ii) US GAAP and AIFRS.

This prospectus supplement is deemed to be incorporated by reference into the accompanying  prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See “Documents Incorporated by Reference”.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation existing under the laws of Nova Scotia, Canada. Our head office is located in Mississauga, Ontario. Most of our directors and officers, and certain of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and the accompanying prospectus and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (a) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (b) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (c) the Ontario Court will render judgment only in Canadian dollars; and (d) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defences: (a) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (b) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (c) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (d) the United States judgment has been satisfied or is void or voidable under United States law.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed YM BioSciences USA Inc. as our agent.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including any documents incorporated by reference, contain “forward-looking statements” within the meaning of the Canadian and United States federal securities laws.  The words “may,” “likely,” “believe,” “plan,” “will,” “anticipate,” “expect,” “intend,” “estimate,” “project,” “future,” and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements.  The forward-looking statements in this prospectus supplement and the accompanying prospectus, including any documents incorporated by reference, include, among others, statements with respect to:

•	our expected expenditure and accumulated deficit levels;
•	our intentions with respect to acquiring or investing in production facilities;
•	production quantities;
•	our ability to obtain sufficient supplies of our products;
•	our ability to identify licensable products or research suitable for licensing and commercialization;
•	the locations of our clinical trials;
•	our intention to license products from multiple jurisdictions;
•	our ability to obtain necessary funding on favourable terms or at all;
•	our potential sources of funding;
•	our business strategy;
•	our drug development plans;

•	our ability to obtain licenses on commercially reasonable terms;
•	the effect of third party patents on our commercial activities;
•	our intentions with respect to developing manufacturing, marketing or distribution programs;
•	our expectations with respect to the views toward our products held by potential partners;
•	our plans for generating revenue;
•	our plans for increasing expenditures for the development of certain products;
•	our strategy for protecting our intellectual property;
•	the success of trial results and the efficacy of our products;
•	the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and
•	our plans for future clinical trials and for seeking regulatory clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from the anticipated future results, events or developments expressed or implied by such forward-looking statements.  These forward looking statements are based on our beliefs and expectations on the date the statements are made.  Factors that could cause actual results, events and developments to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the risk that our product trials will not yield positive results or that we will not support regulatory marketing approvals for our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this prospectus supplement and the accompanying prospectus. See “Risk Factors” herein and therein.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

We are incorporating by reference in this prospectus supplement certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Vice-President, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under “Where You Can Find More Information”.

The following documents are specifically incorporated by reference in and form an integral part of the accompanying prospectus and this prospectus supplement:

(i)	our annual information form dated September 23, 2010;

(ii)
our audited consolidated balance sheets as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2010, 2009 and 2008, including the notes thereto and the auditors’ report thereon;

(iii)	management’s discussion and analysis of our financial condition and results of operations for the year ended June 30, 2010;

(iv)	our unaudited comparative interim consolidated financial statements as at and for the three months ended September 30, 2010, including the notes thereto;

(v)	management’s discussion and analysis of our financial condition and results of operations for the three months ended September 30, 2010;

(vi)	our management information circular dated October 8, 2010 in respect of our annual general meeting of shareholders held on November 18, 2010;

(vii)	our material change report dated October 22, 2010 regarding the appointment of Dr. Nick Glover as Chief Executive Officer;

(viii)	our material change report dated November 17, 2010 regarding clinical data from the initial portion of our clinical trial employing our JAK1/JAK/2 Inhibitor, CYT387;

(ix)	our material change report dated December 6, 2010 regarding positive interim data from the first 60 patients enrolled in the Phase I/II trial for our JAK1/JAK2 inhibitor, CYT387, in myelofibrosis;

(x)
our material change report dated December 21, 2010 regarding the pricing and completion of an underwritten public offering of 25,000,000 of our common shares (the “Offering”) for total net proceeds before expenses of $37,650,000 at a price to the public of $1.60 per common share; and

(xi)
our material change report dated January 4, 2011 regarding the exercise in full by the underwriters under the Offering of their over-allotment option to purchase an additional 3,750,000 of our common shares at $1.60 per common share for additional net proceeds of $5,665,000.

All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of our company (and management’s discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management’s discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the US Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference”, the form of sales agreement described in this prospectus supplement has been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-170872) of which this prospectus supplement forms a part.

YM BIOSCIENCES INC.

This summary does not contain all the information about YM BioSciences Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus supplement and accompanying prospectus.

Our Business

We are a biopharmaceutical company engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from the basic research of others. We evaluate drug projects, technologies, and products and the prospective markets for them and acquire products or obtain, as appropriate, a license for their further development and marketing.

We have three material subsidiaries: (i) YM BioSciences USA Inc., a direct wholly-owned subsidiary incorporated under the laws of Delaware; (ii) CIMYM BioSciences Inc., a joint venture subsidiary incorporated under the laws of the Province of Ontario, 80% of which is owned by us and 20% of which is owned by CIMAB S.A. (“CIMAB”), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (Center for Molecular Immunology), Havana, Cuba; and (iii) YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) (“YM Australia”), a direct, wholly-owned Australian subsidiary we acquired on January 29, 2010.  We have recently formed a wholly-owned subsidiary incorporated under the laws of Anguilla to facilitate the restructuring of our intellectual property ownership in order to generate tax efficiency.

Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

Our Products

We have three product candidates currently in the clinical stage of development:

CYT 387:

CYT387 is a small molecule inhibitor of the JAK1 and JAK2 enzymes. Dysregulated JAK2 has been implicated in a number of diseases, including myeloproliferative neoplasms, cancers such as leukemia and lymphoma, solid tumours and a variety of autoimmune diseases.  A clinical trial protocol for CYT387 has been cleared by the US Federal Drug Administration and the Phase I component of a Phase I/II trial has been completed in patients with myelofibrosis, a potentially fatal blood disorder involving scarring of the bone marrow. This trial is being conducted at Mayo Clinic in Rochester, Minnesota. On November 18, 2010, we announced the expansion of our clinical trial to five sites in the US, Canada and Australia and, subject to regulatory approval, the trial will be expanded from 120 patients to 140 patients. On December 6, 2010, we announced positive interim data from the first 60 patients enrolled in the Phase I/II trial for its JAK1/JAK2 inhibitor, CYT387 in myelofibrosis. See “Recent Developments”.

Nimotuzumab:

Nimotuzumab, a humanized monoclonal antibody targeting the protein known as Epidermal Growth Factor Receptor, is designed to treat epithelial cancers and can be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. Publications on various Phase II trials have reported that the drug has, among other things, improved the reported response rate to radiation and demonstrated advantages in survival of patients over radiation or chemo-radiation alone in head-and-neck cancer, and demonstrated clinical benefit in the treatment of adult and pediatric glioma.  We have been informed by the licensor and other licensees that the drug has been approved for sale in 25 countries including Argentina, Brazil, the People’s Republic of China, India and Mexico for certain indications, including head and neck cancer, adult and pediatric glioma and nasopharyngeal cancer. Certain of our subsidiary’s rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd for Japan, Oncoscience AG for Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. for certain Pacific-rim and African countries. In August 2009, we received an expected but important clearance from the US Treasury Department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumour indication in the US.  As of the date hereof, nimotuzumab is being tested by us, our four sub-licensee companies mentioned above, and numerous other international licensees from our licensor CIMAB in over 30 Phase II or Phase III clinical trials.

CYT997:

CYT997, a small molecule tubulin polymerization inhibitor, is being developed for the treatment of cancer. A vascular disrupting agent that has also demonstrated cytotoxicity as a single agent, CYT997, is able to be administered orally as well as intravenously to patients. This potentially confers a competitive advantage to CYT997, allowing greater flexibility in dosing and patient convenience over other vascular disrupting agents in development. The drug has been administered to approximately 60 patients in four clinical trials, and data from these trials have been presented at ASCO 2008 and ASCO 2009. CYT997 is now being studied in a Phase I/II trial in patients with glioblastoma multiforme (advanced brain tumour) in combination with carboplatin.

Other Products:

We, through our acquisition of YM Australia and our own sponsored research, have a collection of approximately 4,000 pre-clinical molecules. The 4,000 molecules are at different stages of preclinical development. Certain of these compounds have been licensed, with YM Australia having entered into a global joint research and licensing collaboration with Novartis AG in 2006 for the development of JAK3 inhibitors, and another early stage collaboration with Cancer Therapeutics CRC Pty Ltd. in 2008 to develop FAK inhibitors for the treatment of cancer. Following internal research work by YM Australia scientists, including a three-year funded scientific project at YM Australia for the JAK3 inhibitors, both of these programs are now primarily the responsibility of the respective partner to take through evaluation to development.

Pulmokine Inc. (Slingerlands, New York) is a licensee of several of our small molecule compounds, and has been awarded two National Institutes of Health Small Business Innovation Research grants, totaling more than $650,000, to develop novel treatments for Pulmonary Arterial Hypertension. These compounds, originating from our small molecule library, have defined mechanisms of action and, based on preliminary experiments, are believed to inhibit key processes in Pulmonary Arterial Hypertension disease development and progression. We will continue to have a role in the ongoing development of these compounds.

Another program, designed for inhibition of the FMS kinase and the treatment of particular tumour types including metastatic cancers, has been progressed to the point where we are currently seeking a partner for further development and commercialization.

RECENT DEVELOPMENTS

On December 6, 2010, we announced interim data from the first 60 patients enrolled in the Phase I/II trial for its JAK1/JAK2 inhibitor, CYT387, in myelofibrosis. The results were reported on December 6, 2010 in an oral presentation at the 52nd American Society of Hematology Annual Meeting in Orlando, Florida. The results indicate an emerging activity profile of CYT387, which we believe continues to demonstrate a potential ability to improve anemia, the most serious symptom associated with myelofibrosis, while producing similar results to its peers in reducing spleen size and controlling constitutional symptoms.

On December 14, 2010 we announced that we had priced the Offering at a price to the public of $1.60 per common share, for aggregate gross proceeds of $40,000,000. In addition, we granted the underwriting syndicate comprised of Roth Capital Partners, LLC, as sole book running manager, and JMP Securities LLC and Rodman & Renshaw LLC, as co-managers, a 30 day option to purchase up to an additional 3,750,000 of our common shares to cover over-allotments. Bloom Burton & Co. was engaged to act as our financial advisor in connection with the Offering.

On December 17, 2010, we announced the completion of the Offering for total net proceeds, including the underwriters commission but before expenses, of $37,650,000. In addition, on December 23, 2010, we announced that the underwriters had exercised in full their over-allotment option to purchase an additional 3,750,000 of our common shares at a price of $1.60 per share, which resulted in additional net proceeds to us of $5,665,000.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below and in the accompanying prospectus before making an investment decision. You should also refer to the other information in this prospectus supplement and in the accompanying prospectus, including information incorporated, or deemed to be incorporated, by reference herein, including our consolidated financial statements and related notes. The risks and uncertainties described in this prospectus supplement and the accompanying prospectus are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Related To Our Business

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at September 30, 2010, we have an accumulated deficit of $174,862,730. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks.  All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

With respect to nimotuzumab, we have obtained our rights to the product currently being actively developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

As we own CYT997 and CYT387, there are no license terms.

We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license.  The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc.. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences Inc. repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at September 30, 2010, we had advanced $74,716,470 to CIMYM BioSciences Inc. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We rely upon licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the US, and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of the Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

Nevertheless, we cannot assure you that the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

We are susceptible to general economic conditions

The past two years have been marked by global economic turmoil.  Economic conditions worsened over the course of 2008 and 2009.  These negative conditions remain substantial risks in 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Risks Related To Our Common Shares, Financial Results and the Offering

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our securityholders.

Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund our drug development activities and for general corporate purposes, subject to the restrictions on our use of the proceeds from the sale of our common shares to US purchasers. See “Use of Proceeds.” However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US person holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US person, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US persons that hold common shares should be aware that we will make available to U.S. Holders, upon their written request, timely and accurate information as to our company’s status as a PFIC and the status of any Subsidiary PFIC in which our company owns more than 50% of such Subsidiary PFIC’s total aggregate voting power, and for each year we are a PFIC, provide to a U.S. Holder, upon their written request, all information and documentation that a U.S. Holder making a QEF Election with respect to our company and such more than 50% owned Subsidiary PFIC is required to obtain for US federal income tax purposes. This paragraph is qualified in its entirety by the discussion below under the heading “Material United States Federal Income Tax Considerations.” The PFIC rules are extremely complex. A US person holding our common shares is encouraged to consult a tax adviser regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at September 30, 2010 we had cash and short-term deposits totalling $40,169,077 and accounts payables and accrued liabilities of $3,422,843.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the on the NYSE Amex and on the TSX.  However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. With respect to nimotuzamab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann-La Roche Ltd., Eli Lilly and Company, Genentech, Inc., Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Onyx Pharmaceuticals and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for use in clinical trials by the FDA, Health Canada and the Australian Department of Health and Ageing – Therapeutic Goods Administration and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA for the treatment of myelofibrosis. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US, received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumors with further FDA clearances in 2010.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with CYT387, CYT997 and nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, US.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

TRADING PRICE AND VOLUME

Our common shares are listed on the NYSE Amex under the symbol “YMI” and on the TSX under the symbol “YM”.  The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of our common shares on the NYSE Amex and TSX:

	NYSE Amex (US$)			TSX (C$)
Calendar Period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
January 2010	$1.85	$1.27	342,454	$1.99	$1.33	118,023
February 2010	$1.75	$1.42	145,778	$1.85	$1.50	31,743
March 2010	$1.57	$1.10	1,009,743	$1.53	$1.13	180,999
April 2010	$1.76	$1.15	1,627,907	$1.79	$1.17	274,424
May 2010	$1.54	$1.16	597,129	$1.56	$1.25	81,734
June 2010	$1.38	$1.12	374,329	$1.42	$1.00	112,638
July 2010	$1.52	$1.06	394,351	$1.56	$1.19	43,587
August 2010	$1.55	$1.24	418,794	$1.58	$1.29	25,583
September 2010	$1.70	$1.32	282,301	$1.74	$1.40	36,925
October 2010	$2.18	$1.69	476,701	$2.25	$1.74	65,281
November 2010	$2.22	$1.77	545,237	$2.20	$1.80	52,254
December 2010	$2.55	$1.59	1,663,734	$2.56	$1.61	153,482
January 1, 2010 to January 6, 2010	$2.70	$2.28	1,459,959	$2.69	$2.44	121,173

PRIOR SALES

Other than as disclosed in Notes 8, 9, 10 and 11 to our audited annual financial statements for the year ended June 30, 2010, incorporated by reference herein, and Notes 6, 7, 8 and 9 to our unaudited interim financial statements for the three-month period ended September 30, 2010, incorporated by reference herein, set forth below is a summary of the securities issued by us during the twelve month period as of January 6, 2011.

Between October 1, 2010 and January 6, 2011 our employees exercised an aggregate of 299,309 stock options.

Between October 15, 2010 and November 29, 2010, 527,343 warrants were exercised at $1.60 per common share.

Between December 3, 2010 and January 3, 2011, we issued 80,000 options to certain employees.

On December 17, 2010, we issued 25,000,000 common shares at a price of $1.60 per common share in connection with the Offering.

On December 23, 2010, we issued 3,750,000 common shares at a price of $1.60 per common share in connection with the exercise in full by the underwriters of their over-allotment option under the Offering.

USE OF PROCEEDS

The net proceeds from the offering are not determinable in light of the nature of the distribution.  The net proceeds of any given distribution of common shares through CF&Co in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to CF&Co under the sales agreement and expenses of the distribution.

We intend to use any net proceeds from the sale of the common shares offered by this prospectus supplement and the accompanying prospectus to fund our drug development activities and for general corporate purposes. We have agreed not to use the proceeds of this offering for any purpose that would violate the Cuba sanctions or any licenses we have or in the future may obtain from the US Office of Foreign Assets Contract (“OFAC”).

The amounts actually expended for the purposes described above may vary significantly depending upon, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

Because the US government has imposed sanctions that prohibit persons subject to US jurisdiction from participating in financing transactions that would support our Cuban licensed products and technologies, the proceeds from the sale of the common shares to US purchasers will be used only to fund our drug development activities not related to Cuba and for general corporate purposes not related to our Cuban licensed products and technologies. This does not apply to expenditures directly related to clinical development of nimotuzumab in the US as permitted under the OFAC licenses, including for trials that have been cleared for initiation in the US by the US Federal Drug Administration, or as otherwise authorized from time to time by OFAC.

DETAILS OF THE OFFERING

Common Shares

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As of January 6, 2011, there were 109,966,275 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

All of the common shares rank equally to voting rights, participation in a distribution of the assets of our company on a liquidation, dissolution or winding-up of our company and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of our company the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of our remaining property. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or singing or purchase funds.

PLAN OF DISTRIBUTION

Sales of the common shares will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE Amex or other existing trading markets in the United States.  Subject to the terms and conditions of the sales agreement and upon instructions from us, CF&Co will solicit offers to purchase our common shares directly on the NYSE Amex or other existing trading markets in the United States.  We will instruct CF&Co as to the number of common shares to be sold by them.  No common shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions.  We or CF&Co may suspend the offering of common shares upon proper notice and subject to other conditions.

To compensate CF&Co for their services in acting as agent or as principal in the sale of common shares, we will pay a cash commission of up to but not exceeding 5.0% of the first aggregate gross proceeds of $5 million from sales made pursuant to the sales agreement.  Thereafter we will pay a commission equal to 3.0% of any subsequent gross proceeds.  We estimate that the total expenses that we will incur for the offering (including fees payable to stock exchanges, securities regulatory authorities and our counsel and our auditors, but excluding compensation payable to CF&Co under the terms of the sales agreement) will be approximately $175,000.

Settlement for sales of our common shares will occur on the third business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to us.

In connection with the sale of the common shares on our behalf, CF&Co will be deemed to be an “underwriter” within the meaning of the United States Securities Act of 1933, as amended, and the compensation of CF&Co will be deemed to be underwriting commissions or discounts.  We have agreed to provide indemnification and contribution to CF&Co against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended.

The offering of common shares pursuant to the sales agreement will terminate upon the earlier of (i) the sale of all common shares subject to the agreement by CF&Co, and (ii) October 16, 2011.  We may also terminate the sales agreement in our sole discretion at any time by giving 30 days’ notice to CF&Co.  In addition, CF&Co may terminate the sales agreement under the circumstances specified in the agreement and in its sole discretion at any time by giving 30 days’ notice to us (except in certain limited circumstances where a 30 day notice period is not required).

No underwriter or dealer involved in the offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, common shares in connection with the offering or effect any other transaction that are intended to stabilize or maintain the market price of the common shares.

The NYSE Amex has authorized, upon official notice of issuance, the listing of the common shares offered hereunder.  The TSX has approved the listing of the common shares offered by this prospectus supplement.

The transfer agent of our common shares is Mellon Investor Services LLC in the United States and Canadian Stock Transfer Company Inc. in Canada.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares acquired pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares acquired pursuant to this document that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners (or owners).  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will effect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares.  In addition, in any year in which we are classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

PFIC Status

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”).  “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that we receive or accrue from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of the stock of our subsidiary which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) a distribution on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

We believe that we constituted a PFIC for one or more prior taxable years, and based on current business plans and financial projections, we expect that we will be a PFIC for the current taxable year.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning our PFIC status or that we (and each Subsidiary PFIC) were not, or will not be, a PFIC for any tax year.  Each U.S. Holder should consult its own tax advisor regarding the PFIC status of us and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” received on common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares.  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares.  A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.  However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which we were a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

We will make available to U.S. Holders, upon their written request, timely and accurate information as to our company’s status as a PFIC and the status of any Subsidiary PFIC in which our company owns more than 50% of such Subsidiary PFIC’s total aggregate voting power, and for each year we are a PFIC, provide to a U.S. Holder, upon their written request, all information and documentation that a U.S. Holder making a QEF Election with respect to our company and such more than 50% owned Subsidiary PFIC is required to obtain for US federal income tax purposes.  Because our company may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, U.S. Holders should be aware that there can be no assurance that our company will satisfy record keeping requirements that apply to a QEF, or that our company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that our company is a PFIC and a U.S. Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC.  With respect to Subsidiary PFICs for which our company does not or the U.S. Holders do not obtain the required information, U.S. Holders will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to our company and any Subsidiary PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock.  The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares.  However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of common shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on common shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits,” as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares.  (See “ Sale or Other Taxable Disposition of common shares” below).  However, we may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by us with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction”.  In addition, we do not anticipate that our distributions will be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of common shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2011), if a U.S. Holder (a) fails to furnish such U.S.  Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

LEGAL MATTERS

Certain Canadian legal matters in connection with the common shares offered hereby will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, our Canadian counsel, and certain United States legal matters in connection with the common shares offered hereby will be passed upon for us by Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, Washington, our US counsel. Certain Canadian legal matters in connection with the common shares offered hereby will be passed upon for CF&Co by Blake, Cassels & Graydon LLP, Toronto, Ontario, Canadian counsel for CF&Co, and certain United States legal matters in connection with the common shares offered hereby will be passed upon for CF&Co by DLA Piper LLP (US), New York, New York, United States counsel to CF&Co. The partners and associates of Heenan Blaikie LLP as a group, the partners and associates of Dorsey & Whitney LLP as a group, the partners and associates of DLA Piper LLP (US), as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities issued by us.

No securities regulatory authority has expressed an opinion about their securities and it is an offence to claim otherwise. This amended and restated short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Administration of the issuer at at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
(amending and restating the short form base shelf prospectus dated September 16, 2009)

New issue	November 30, 2010

YM BIOSCIENCES INC.
U.S.$ 115,000,000
Common Shares
Warrants
Units

We may offer from time to time, during the period ending October 17, 2011 that this amended and restated short form base shelf prospectus (including any amendments hereto) (the “prospectus”) remains effective, up to U.S.$115,000,000 in aggregate of common shares (issued separately or upon exercise of warrants), warrants and units comprising any combination of the foregoing (the “Securities”). This prospectus amends and restates our base shelf prospectus dated September 16, 2009 (the “2009 Base Shelf Prospectus”) pursuant to which we were permitted to offer and sell from time to time, during the period ending October 17, 2011, up to U.S.$75,000,000 of Securities. We have issued U.S.$36,175,000 of Securities under the 2009 Base Shelf Prospectus and therefore, prior to the filing of this prospectus, had U.S.$38,825,000 of Securities unallocated under the 2009 Base Shelf Prospectus. This prospectus permits the issuance of an additional U.S.$76,175,000 of Securities, which in the aggregate, will allow us to offer, from time to time, up to U.S.$115,000,000 of Securities during the period ending October 17, 2011 that this prospectus remains effective.

The specific terms of any securities offered will be described in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement.

Our common shares are listed on the NYSE Amex under the symbol “YMI” and on the Toronto Stock Exchange (“TSX”) and under the symbol “YM”.

Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of U.S. companies.

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are continued under the laws of Nova Scotia, Canada, a majority of our directors are not U.S. residents and a majority of our officers and certain of the experts named in this prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

Our business and an investment in our securities involve significant risks. See “Risk Factors”.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “U.S.$”

Our head office is located at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

As used in this prospectus, the terms “YM”, the “Corporation”, “we”, “our” and “us” refer to YM BioSciences Inc. and, depending on the context, its consolidated subsidiaries, and the term “common shares” refers  to our common shares.

EXCHANGE RATES

The following table sets out certain exchange rates based upon the noon rate published by the Bank of Canada. The rates are set out as United States dollars per CDN$1.00.
	Years Ended June 30,			Three Months Ended
	2008	2009	2010	September 30, 2010
Low	$0.9298	$0.7692	$0.9278	$0.9381
High	$1.0905	$0.9984	$1.0039	$0.9844
Average	$0.9897	$0.8575	$0.9673	$0.9624
End	$0.9817	$0.8602	$0.9429	$0.9711

On November 30, 2010, the noon rate quoted by the Bank of Canada was CDN$1.00 = U.S.$0.9743.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a description of the material differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they relate to our financial statements, see Note 18 to our audited consolidated balance sheets as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2010, 2009 and 2008, incorporated by reference in this prospectus, and Note 11 to our unaudited consolidated financial statements as at and for the three months ended September 30, 2010, incorporated by reference in this prospectus. See “Documents Incorporated by Reference”.

DOCUMENTS INCORPORATED BY REFERENCE

We are incorporating by reference in this prospectus certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus on request without charge from our Vice President, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under “Additional Information”.

The following documents are specifically incorporated by reference in this prospectus:

(a)	our annual information form dated September 23, 2010;

(b)
our audited consolidated balance sheets as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2010, 2009 and 2008, including the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of our financial condition and results of operations for the year ended June 30, 2010;

(d)	our unaudited comparative interim consolidated financial statements as at and for the three months ended September 30, 2010, including the notes thereto;

(e)	management’s discussion and analysis of our financial condition and results of operations for the three months ended September 30, 2010;

(f)	our management information circular dated October 8, 2010 in respect of our annual general meeting of shareholders held on November 18, 2010;

(g)	our material change report dated October 22, 2010 regarding the appointment of Dr. Nick Glover as Chief Executive Officer; and

(h)	our material change report dated November 17, 2010 regarding clinical data from the initial portion of our clinical trial employing our JAK1/JAK/2 Inhibitor, CYT387.

All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of YM (and management’s discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus.

When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus, such documents will be deemed to be incorporated by reference in this prospectus and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management’s discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, we may incorporate by reference into this prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”),  if and to the extent expressly provided therein.

A prospectus supplement containing the specific terms of any securities offered will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of securities covered by that prospectus supplement unless otherwise provided therein.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 of which the prospectus forms a part. This prospectus does not contain all the information set out in the registration statement. For further information about us and the securities, please refer to the registration statement, including the exhibits to the registration statement.

We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith, we file reports and other information with the SEC and with the securities regulatory authorities of certain of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

The reports and other information filed by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect hereto.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym, “SEDAR”. Reports and other information about us are also available for inspection at the offices of the TSX.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the laws of Nova Scotia, Canada.  Our head office is located in Mississauga, Ontario. Most of our directors and officers, and certain of the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (a) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (b) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (c) the Ontario Court will render judgment only in Canadian dollars; and (d) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defences: (a) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (b) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (c) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (d) the United States judgment has been satisfied or is void or voidable under United States law.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services Inc. as our agent.

FORWARD-LOOKING STATEMENTS

This prospectus, including any documents incorporated by reference, contain “forward-looking statements” within the meaning of the United States federal securities laws.  The words “may,” “likely, “believe,” “plan,” “will,” “anticipate,” “expect,” “intend,” “estimate,” “project,” “future,” and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements.  The forward-looking statements in this prospectus, including any documents incorporated by reference, include, among others, statements with respect to:

•	our expected expenditure and accumulated deficit levels;
•	our intentions with respect to acquiring or investing in production facilities;
•	production quantities;
•	our ability to obtain sufficient supplies of our products;
•	our ability to identify licensable products or research suitable for licensing and commercialization;
•	the locations of our clinical trials;
•	our intention to license products from multiple jurisdictions;
•	our ability to obtain necessary funding on favourable terms or at all;
•	our potential sources of funding;
•	our business strategy;
•	our drug development plans;
•	our ability to obtain licenses on commercially reasonable terms;
•	the effect of third party patents on our commercial activities;
•	our intentions with respect to developing manufacturing, marketing or distribution programs;
•	our expectations with respect to the views toward our products held by potential partners;
•	our plans for generating revenue;
•	our plans for increasing expenditures for the development of certain products;
•	our strategy for protecting our intellectual property;
•	the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and
•	our plans for future clinical trials and for seeking clinical clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from the anticipated future results, events or developments expressed or implied by such forward-looking statements.  These forward looking statements are based on our beliefs and expectations on the date the statements are made.  Factors that could cause actual results, events and developments to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this prospectus. See “Risk Factors”.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

YM BIOSCIENCES INC.

Our Business

This summary does not contain all the information about YM BioSciences Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus.

We are a biopharmaceutical company engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from the basic research of others. We evaluate drug projects, technologies, and products and the prospective markets for them and acquire products or obtain, as appropriate, a license for their further development and marketing.

We have three material subsidiaries: (i) YM BioSciences USA Inc., a direct wholly-owned subsidiary incorporated under the laws of Delaware; (ii) CIMYM BioSciences Inc., a joint venture subsidiary incorporated under the laws of the Province of Ontario, 80% of which is owned by us and 20% owned by CIMAB S.A. (“CIMAB”), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (“CIM”) (Center for Molecular Immunology), Havana, Cuba; and (iii) YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited), an Australian company we acquired on January 29, 2010.

Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

Our Products

We have three product candidates currently in the clinical stage of development:

CYT 387:

CYT387 is a small molecule inhibitor of the JAK1 and JAK2 enzymes. Dysregulated JAK2 has been implicated in a number of diseases, including myeloproliferative neoplasms, cancers such as leukemia and lymphoma, as well as a variety of autoimmune diseases.  A clinical trial protocol for CYT387 has been cleared by the US Federal Drug Administration (“FDA”) and the Phase I component of a Phase I/II trial in patients with myelofibrosis, a potentially fatal blood disorder involving scarring of the bone marrow, has been completed. This trial is being conducted at Mayo Clinic in Rochester, Minnesota. On November 18, 2010, we announced the expansion of our clinical trial to five sites in the US, Canada and Australia and subject to regulatory approval the trial will be expanded from 120 patients to 140 patients.

Nimotuzumab:

Nimotuzumab, a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor (“EGFR”), is designed to treat epithelial cancers and can be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. Publications on various Phase II trials have reported that the drug has, inter alia, improved the reported response rate to radiation and demonstrated advantages in survival of patients over radiation or chemo-radiation alone in head-and-neck cancer, and demonstrated clinical benefit in the treatment of adult and pediatric glioma.  The drug has reportedly been approved for sale in 25 countries including Argentina, Brazil, the People’s Republic of China (PRC), India and Mexico, for certain indications, including head and neck cancer, adult and pediatric glioma and nasopharyngeal cancer. Certain of our rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd for Japan, Oncoscience AG for Europe, to Kuhnil Pharmaceutical Company of Korea and to Innogene Kalbiotech Ltd. for certain Pacific-rim and African countries. In August 2009, we received an expected but important clearance from the US Treasury Department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumour indication in the US.  As of the date hereof, nimotuzumab is being tested by YM, our four sub-licensee companies mentioned above, and numerous other international licensees from our Cuban licensor CIMAB in over 30 Phase II or Phase III clinical trials.

CYT997:

CYT997, a small molecule tubulin polymerization inhibitor, is being developed for the treatment of cancer. A vascular disrupting agent that has also demonstrated cytotoxicity as a single agent, CYT997, is able to be administered orally as well as intravenously to patients. This potentially confers a competitive advantage to CYT997, allowing greater flexibility in dosing and patient convenience over other vascular disrupting agents in development. The drug has been administered to approximately 60 patients in four clinical trials, and data from these trials have been presented at ASCO 2008 and ASCO 2009. CYT997 is now being studied in a Phase I/II trial in patients with glioblastoma multiforme (advanced brain tumour) in combination with carboplatin.

Other Products:
We own approximately 4,000 pre-clinical molecules resulting from our acquisition of Cytopia Limited (currently, YM BioSciences Australia Pty Ltd.) and our own sponsored research. The 4,000 molecules are at different stages of preclinical development. Certain of these compounds have been licensed, with Cytopia Limited having entered into a global joint research and licensing collaboration with Novartis AG in 2006 for the development of JAK3 inhibitors, and another early stage collaboration with Cancer Therapeutics CRC Pty Ltd. in 2008 to develop FAK inhibitors for the treatment of cancer. Following internal research work by Cytopia scientists, including a three-year funded scientific project at Cytopia for the JAK3 inhibitors, both of these programs are now primarily the responsibility of the respective partner to take through evaluation to development.

Pulmokine Inc. (Slingerlands, New York) is a licensee of several of our small molecule compounds, and has been awarded two National Institutes of Health (NIH) Small Business Innovation Research (SBIR) grants, totaling more than US$650,000, to develop novel treatments for Pulmonary Arterial Hypertension (PAH). These compounds, originating from our small molecule library, have defined mechanisms of action and, based on preliminary experiments, are believed to inhibit key processes in PAH disease development and progression. We will continue to have a role in the ongoing development of these compounds.

Another program, designed for inhibition of the FMS kinase and the treatment of particular tumour types including metastatic cancers, has been progressed to the point where we are currently seeking a partner for further development and commercialization.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at September 30, 2010, we have an accumulated deficit of $174,862,730. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks.  All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

With respect to nimotuzumab, we have obtained our rights to the product currently being actively developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

As we own CYT997 and CYT387, there are no license terms.

We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license.  The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc.. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences Inc. repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at September 30, 2010, we had advanced $74,716,470 to CIMYM BioSciences Inc. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We rely upon licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the US, and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of the Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

Nevertheless, we cannot assure you that the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures.

The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in an increase of expenditures for the additional staff and resources, as well as the advancement of the YM BioSciences Australia Pty Ltd. products in clinical development. This will result in the reduction of our previously anticipated duration of our cash assets. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as originally anticipated.

We are susceptible to general economic conditions

The past two years have been marked by global economic turmoil.  Economic conditions worsened over the course of 2008 and 2009.  These negative conditions remain substantial risks in 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Risks Related To Our Common Shares, Financial Results And Need For Financing

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We will be designated as a “passive foreign investment company” (a "PFIC") under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”) if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties and gains from the disposition of assets producing passive income) in any taxable year, or (b) at least 50% of the average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US shareholder holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US shareholder, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US shareholders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a PFIC, or that the Corporation will supply US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules. The PFIC rules are extremely complex. A US shareholder of our common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at September 30, 2010 we had cash and short-term deposits totalling $40,169,077 and accounts payables and accrued liabilities of $3,422,843.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the on the NYSE Amex and on the TSX.  However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. With respect to nimotuzamab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann-La Roche Ltd., Eli Lilly and Company, Genentech, Inc., Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Onyx Pharmaceuticals and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for use in clinical trials by the FDA, Health Canada and the Australian Department of Health and Ageing – Therapeutic Goods Administration and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA for the treatment of myelofibrosis. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US, received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumors with further FDA clearances in 2010.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with CYT387, CYT997 and nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, US.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS

There are no proposed undisclosed material transactions that have progressed to a state where the Corporation believes that the likelihood of the Corporation completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, or M&A activity.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds that we receive from the issue of our securities will be used for working capital and general corporate purposes. We intend to use the funds as stated in the applicable prospectus supplement.

DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION

Authorized Capital

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at November 29, 2010, there were 81,127,800 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

The following is a summary of the material provisions attached to the common shares, the Class A preferred shares and the Class B preferred shares.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of our corporation on a liquidation, dissolution or winding-up of our corporation and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of our corporation, the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our corporation, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of the remaining property of our corporation. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or sinking or purchase funds.

Class A Preferred Shares and Class B Preferred Shares

There are no Class A preferred shares or Class B preferred shares outstanding. The Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

On November 28, 2007, our shareholders approved the renewal of a shareholder rights plan, which renewal was ratified on November 18, 2010. Pursuant to the renewed plan, the board of directors declared a distribution of one right for each outstanding common share to shareholders of record at the close of business on November 28, 2007 and authorized the issue of one right for each common share issued after that date and before the date that the plan expires or the rights separate from the common shares. The plan will expire at the close of business at the annual meeting of our shareholders to be held in 2017, subject to ratification of the plan by the shareholders every three years. The rights will separate from the common shares at the close of business on the eighth trading day (or such later day as determined by the board of directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the common shares by any person other than pursuant to a permitted bid. A “permitted bid” is an offer that is made to the holders of all common shares (other than the offeror) in compliance with the plan, is open for acceptance for at least 60 days, is accepted by holders holding more than 50% of the common shares and, if so accepted, is extended for a further 10 business days.

Dividend Policy

We have not paid any dividends since our incorporation.  We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements.  It is the current policy of the board of directors to retain all earnings to finance our business plan.

Trading Price and Volume

Our common shares are listed on the TSX under the symbol “YM”, on the NYSE Amex under the symbol “YMI” and on the AIM under the symbol “YMBA”. The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of the common shares on the TSX and the NYSE Amex:

	TSX (C$)			NYSE Amex (U.S.$)
Calendar Period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
November 2009	$1.76	$1.20	90,682	$1.65	$1.12	301,014
December 2009	$1.46	$1.16	25,891	$1.41	$1.11	104,067
January 2010	$1.99	$1.33	118,023	$1.85	$1.27	342,454
February 2010	$1.85	$1.50	31,743	$1.75	$1.42	145,778
March 2010	$1.53	$1.13	180,999	$1.57	$1.10	1,009,743
April 2010	$1.79	$1.17	274,424	$1.76	$1.15	1,627,907
May 2010	$1.56	$1.25	81,734	$1.54	$1.16	597,129
June 2010	$1.42	$1.00	112,638	$1.38	$1.12	374,329
July 2010	$1.56	$1.19	43,587	$1.52	$1.06	394,351
August 2010	$1.58	$1.29	25,583	$1.55	$1.24	418,794
September 2010	$1.74	$1.40	36,925	$1.70	$1.32	282,301
October 2010	$2.25	$1.74	65,281	$2.18	$1.69	476,701
November 1, 2010 to November 29, 2010	$2.20	$1.80	52,254	$2.22	$1.77	545,237

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common shares.

We will not offer warrants for sale separately to any member of the public in the Province of Ontario unless the offering is in conjunction with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the Ontario Securities Commission.

The prospectus supplement relating to any warrants offered hereunder will describe the terms of the warrants and the applicable offering, including some or all of the following:

•	the designation and aggregate number of warrants offered;

•	the currency or currencies in which the warrants will be offered;

•	the number of common shares that may be purchased on the exercise of the warrants and procedures that will result in an adjustment of that number;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other material terms of the warrants.

Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of common shares.

DESCRIPTION OF UNITS

We may issue units comprising any combination of the other securities described in this prospectus.  Each unit will be issued so that the holder of such unit is also the holder of each security included in such unit.  Therefore, the holder of a unit will have the rights and obligations of a holder of each included security (except in some cases where the right to transfer an included security of a unit may not occur without the transfer of the other included security comprising part of such unit).

The prospectus supplement relating to any units offered hereunder will describe the terms of the units and the applicable offering, including some or all of the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	whether the units will be issued in fully registered or global form.

The preceding description and any description of units in the applicable prospectus supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the unit agreement, if any, and, if applicable, collateral agreements relating to such units.

PLAN OF DISTRIBUTION

We may issue the securities offered by this prospectus in the Province of Ontario, Canada, the United States and elsewhere where permitted by law for cash or other consideration:

•	to or through underwriters, dealers, placement agents or other intermediaries,

•	directly to one or more purchasers, or

•	in connection with acquisitions by the Corporation.

The prospectus supplement with respect to the securities will set forth the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, the securities and the proceeds to us,

•	any delayed delivery arrangements,

•	any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation,

•	any offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which the securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

The securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements maybe customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this prospectus by an investor who is a United States person (within the meaning of the United States Internal Revenue Code).

AUDITORS

The consolidated financial statements as at June 30, 2010 and 2009 and for each of the years in the three year period ended June 30, 2010 incorporated in this prospectus by reference have been audited by KPMG LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference.

LEGAL MATTERS

Certain legal matters relating to the securities offered by this prospectus will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, with respect to matters of Canadian law, and Dorsey & Whitney LLP, Vancouver, B.C. and New York, NY with respect to matters of United States law.  The partners and associates of Heenan Blaikie LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by YM.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; consents of accountants and counsel; and powers of attorney.